UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 30, 2003

OR

|  | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________to ______________

COMMISSION FILE NUMBER 001-31269

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(k) RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.
BöSCH 69, P.O. BOX 62
HUNENBERG, SWITZERLAND
41+ 41 785-8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Alcon 401(k) Retirement Plan

Date: July 9, 2004
By: /s/ Dwight D. Horton
Dwight D. Horton, Chairman
Alcon 401(k) Retirement Plan Committee
Vice President, Finance, Global Operations

ALCON 401(k) RETIREMENT PLAN

Page No.
(a) Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm	4

Basic Financial Statements:
Statements of Net Assets Available for Benefits-As of December 30, 2003 and 2002	5
Statements of Changes in Net Assets Available for Benefits-For the Years ended December 30, 2003 and 2002	6
Notes to Financial Statements	7-12
Supplemental Schedules:
Schedule H-Line 4i-Schedule of Assets (Held at End of Year) December 30, 2003	H-1
Other Schedules:
All other schedules required by Section 2520.103-10 of the Department of
Labor Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.
(b) Index to Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan CommitteeAlcon
401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Alcon 401(k) Retirement Plan (the Plan) as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alcon 401(k) Retirement Plan as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 30, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Fort Worth, Texas
June 25, 2004

ALCON 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 30, 2003 and 2002

(in thousands)

Assets	2003	2002
Investments, at fair value (note 4):
Investment in Master Trust	$1,003,194	796,789
Participant loans	26,653	26,147

Net assets available for benefits (note 8)	$1,029,847	822,936

See accompanying notes to financial statements

ALCON 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2003 and 2002

(in thousands)

	2003	2002
Additions (reductions) to net assets attributed to (note 4):
Net appreciation (depreciation) in fair value of investment in
Master Trust	$ 164,086	(104,042)
Interest on participant loans	2,683	3,872

Investment gain (loss)	166,769	(100,170)

Contributions:
Employer	49,821	46,447
Participants	35,855	31,506
Pre-funded Employer contribution (note 1)	(13,000)	13,000

	72,676	90,953

Assets transferred into Plan (note 7)	--	160,450

Additions	239,445	151,233

Deductions from net assets attributed to:
Distributions to participants	(32,534)	(39,793)

Net increase	206,911	111,440
Net assets available for benefits:
Beginning of year	822,936	711,496

End of year	$ 1,029,847	822,936

See accompanying notes to financial statements

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 30, 2003 and 2002

(1) Description of Plan

The following brief description of the Alcon 401(k) Retirement Plan (the Plan) (formerly the Alcon Laboratories, Inc. Employees’ Profit Sharing Trust (the PST)) is provided for general information purposes only. The funds of the Plan and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. are held and invested through the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the Master Trust). Participants should refer to the Plan documents for more complete information. If an employee participates in the Plan, certain limitations of the Internal Revenue Code (IRC) discussed herein apply in total.

On January 1, 2002, the assets of the Alcon Laboratories, Inc. Employees’ Retirement Plan (the ARP) were transferred into the PST which was renamed the Alcon 401(k) Retirement Plan (note 7).

      (a) General

The Plan is a defined contribution plan and trust. Employees of Alcon Laboratories, Inc. and certain other participating employers (the Employer) are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        The Plan’s accounting year begins each December 31 and ends on the next December 30.

      (b) Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to contribute pursuant to a salary reduction arrangement between 1% and 5% of basic considered compensation as a basic contribution. Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct the investment of their contribution into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant’s account may not exceed the lesser of $40,000 in 2003 ($40,000 in 2002) or 100% of the participant’s basic considered compensation. Salary reduction contributions may not exceed $12,000 for 2003 or $11,000 for 2002.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(1) Description of Plan, continued

      (c) Employer Contributions

        Each participant’s basic contributions are matched by the Employer on a $2.40 to $1.00 basis.

        Supplemental contributions are not matched by the Employer.

On December 20, 2002, the Employer pre-funded $13,000,000 of anticipated 2003 Employer matching contributions for basic contributions made by the due date of the Employer’s 2002 U.S. federal income tax return by participants who were employees as of December 31, 2002.

      (d) Distributions

Vested Employer contributions and earnings thereon generally may not be withdrawn by the participant prior to attaining the age of 59.5 years, termination, retirement, death or disability.

All distributions are based on the value of the participant’s account. Cash distributions generally can be in the form of a lump sum payment or installments not exceeding the lesser of 20 years or the participant’s life expectancy.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations. Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their supplemental or basic contributions and earnings thereon once per year. Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions and earnings or losses thereon, or (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested participating Employer contributions. Such a withdrawal may not be later reconstituted. In addition, the participant’s contributions are subject to certain restrictions for the 6-month period immediately following the hardship withdrawal.

      (e) Allocation of Trust Income or Loss

Trust income or loss allocable to the Plan is allocated at the end of each day to the individual participants’ accounts based upon the ratio of each participant’s Plan account balance at the end of the day to the total balance of all participants’ Plan accounts at the end of such day.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

      (1) Description of Plan, continued

      (f) Vesting and Forfeitures

Participants are immediately vested in their supplemental and basic contributions plus allocated earnings or losses thereon. Vesting in the remainder of their account (i.e., Employer contributions plus allocated earnings or losses thereon) is based on years of service. A participant is 100% vested after five years of service, attainment of age 55, or upon termination by reason of death or permanent and total disability. Upon termination, any amount in which the participant is not vested shall be forfeited with certain limitations. Forfeitures are removed from terminated employees’ accounts and used to offset recordkeeping and trust and custody expenses first, then to reduce the Employer’s contribution.

      (g) Loans

Participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant’s vested interest in their account. Participant funds attributed to the former ARP are excluded from the determination of participant’s vested interest. A participant may have no more than two loans outstanding at any one time. Each loan bears interest at prime rate plus one percent and payments are made through payroll deductions.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

      (a) Basis of Accounting

        The accompanying financial statements have been prepared on an accrual basis.

      (b) Investments

The investment in the Master Trust is stated at fair value (note 4). Participant loans are valued at the dollar amount of outstanding loans which approximates estimated fair value. Investment transactions are recognized on the trade date.

      (c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(3) Termination of Plan

Although the Employer has not expressed any intent to do so, in the event of Plan termination, the Plan Committee will reduce assets of the Plan to cash insofar as practical. Any such proceeds, net of liquidation expenses, which have not previously been allocated to the participant accounts will then be allocated to the participant accounts based on the categories which comprise such unallocated proceeds (i.e., employee contribution, Employer contribution, or income or loss). All such allocations will be fully vested. Thereafter, the Plan Committee will release to each participant any life insurance contract upon a participant’s life. The Plan Committee will then proceed to distribute the assets of the Plan to the participants in accordance with each participant’s ownership in the Plan as indicated by their participant account and without regard to any forfeiture provisions.

(4) Investments

The Plan and the Alcon (Puerto Rico) Plan have an undivided interest in the Master Trust. The Plan’s investment decisions are made by outside investment managers within general guidelines provided by the Plan Committee, who are employees of the Employer. The assets of the Master Trust are held by a custodial trustee. Fair market values were determined by quoted market prices.

        The following represents the fair value of the investments of the Master Trust as of December 31, 2003 and 2002.

	(in thousands)
	2003	2002
Cash and short-term securities	$ (2,956)	34,976
U.S. Government securities	95,616	110,476
Corporate debt	107,048	100,765
Corporate stock - preferred	18,173	513
Corporate stock - common	274,213	185,827
Common collective funds	437,991	359,560
Mutual funds	72,903	12,818
Other	10,852	1,647
Participant loans	--	26,172

Total investments	$ 1,013,840	832,754

Participant loans are part of the Plan and, therefore, are considered to be participant directed funds as of December 31, 2003 and 2002. In 2003, participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan. The investment information pertaining to participant loans and related interest income is broken out separately on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(4) Investments, continued

As of December 31, 2003 and 2002, the Master Trust included net assets that were nonparticipant-directed of $10,142 and $20,983, respectively.

The Plan accounted for approximately 99.0% and 97.5% of net assets of the Master Trust at December 31, 2003 and 2002, respectively.

Investment gain (loss), net for the Master Trust is summarized as follows for the years ended December 31, 2003 and 2002:

	(in thousands)
	2003	2002
Net appreciation (depreciation) in the fair value of
investments:
Cash and short-term securities	$ (118)	30
U.S. Government securities	(488)	8,018
Corporate debt	10,326	2,229
Corporate stock - preferred	3,605	1
Corporate stock - common	55,918	(97,999)
Common collective funds	55,225	(35,011)
Mutual funds	15,000	(2,983)
Other	6,740	5,672
Interest income	17,918	24,373
Dividend income	5,787	3,628
Other income (loss)	(2,242)	(5,119)
Interest on participant loans	--	3,872

	167,671	(93,289)
Less expenses	(3,103)	(2,784)

	$ 164,568	(96,073)

(5) Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment. A qualified plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Committee and the Plan’s in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

(6) Forfeited Accounts

At December 30, 2003 and 2002, forfeited non-vested accounts totaled $667,916 and $794,316, respectively, and were used to reduce Employer contributions.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(7) Assets Transferred into Plan

Effective January 1, 2002, assets from the ARP totaling $160,449,673 were transferred at fair value into the PST. The transfers of assets to the Plan were recorded as an addition in the statement of changes in net assets available for benefits for the 2002 Plan year.

(8)     Reconciliation with Form 5500

Benefits payable to participants of $2,000 at December 30, 2002, are included as a component of net assets available for benefits in the accompanying financial statements. However, such benefits are treated as a benefit expense in 2003 and as a liability of the Plan at December 30, 2002, for purposes of Form 5500.

(9) Subsequent Event

On January 2, 2004, the Plan made available Alcon, Inc. stock as an investment option under the Plan. In order to provide Alcon, Inc. stock as an investment option, the Board of Directors of Alcon, Inc. approved and filed in December 2003, a Form S-8 with the Securities and Exchange Commission (SEC) to register the shares expected to be purchased under the Plan. Under SEC rules, once the S-8 is filed, the Plan is required to file an annual report on Form 11-K along with the Plan’s audited financial statements for the latest two fiscal years of the Plan within 180 days after the Plan’s fiscal year end.

ALCON 401(k) RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2003

(in thousands)

Identity of Issue	Description of Investment	Cost	Current Value
JPMorgan*	Investment in Master Trust, at fair value	$888,359	1,003,194
Participants	Loans - due from 2004 to 2018, bearing interest at various rates based on prime	26,653	26,653

	Total Assets Held for Investment Purposes	$915,012	1,029,847

* Party in interest

See accompanying Report of Independent Registered Public Accounting Firm